SUB-ITEM 102J
Changes in registrants certifying accountant

Nuveen Multi-Market Income Fund,
formerly Nuveen Multi-Market Income Fund, Inc.
and formerly American Income Fund Inc.

811-05642

During the fiscal year ended June 30, 2015, the Board of Trustees of the above-referenced Fund, upon recommendation of the Audit
Committee, engaged KPMG LLP ( KPMG ) as the independent registered public accounting firm to the Fund. .

On October 6, 2014, Ernst & Young LLP ( Ernst & Young )
resigned as the independent registered public accounting firm to
the Fund.   Ernst & Youngs report on the Fund for the most
recent fiscal year, September 1, 2013 through June 30, 2014, contained no adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. For the most recent fiscal year through October 6, 2014, there were no disagreements with Ernst &
Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Funds financial statements.

The Registrant has requested that Ernst & Young furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is filed as an exhibit hereto.